John J. O’Brien

Partner

215.963.4969

January 25, 2018

FILED AS EDGAR CORRESPONDENCE

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Post-Effective Amendment No. 104 to the Registration Statement of SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Mr. Orlic:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on December 28, 2017, regarding the Trust’s Post-Effective Amendment No. 121, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 123, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on November 13, 2017 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of adding a new fund, the Large Cap Index Fund (the “Fund”). As indicated in the Amendment, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Fund. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.                                      Comment.                                      Please clarify in the Fund’s Principal Investment Strategies disclosure (Item 4 of Form N-1A) how the Fund defines “substantially all.”

Response.                                         In response to your comment and consistent with Rule 35d-1 under the 1940 Act, we have revised the second sentence of the Fund’s principal investments strategies disclosure to state: “Under normal circumstances, the Fund will invest substantially all of its assets (at least 80% of its net assets, plus the amount of any borrowings for investment purposes) in securities (mostly common stocks) of companies that are included in the Index.”

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2.                                      Comment.                                      In the Fund’s Principal Investment Strategies disclosure (Item 4 of Form N-1A), please consider adding an 80% investment policy to apply to large cap securities, unless the Fund plans to invest 100% of its assets in the securities of the Index.

Response.                                         In response to your comments, we have revised the disclosure to include an 80% investment policy, as set forth in the immediately above response.

3.                                      Comment.                                      In the Fund’s Principal Investment Strategies disclosure (Item 4 of Form N-1A), please include a discussion of how the components of the index are weighted.

Response.                                         In response to your comment, and comment #4 below, we have included additional information about the Index in the section titled “More Information about the Funds’ Benchmark Indexes.”

4.                                      Comment.                                      In the Fund’s Principal Investment Strategies disclosure (Item 4 of Form N-1A), in addition to the general statement that the market capitalization range and the composition of the Index are subject to change, please consider providing a brief discussion of how and when these changes may occur.

Response.                                         In response to your comment, and comment #3 above, we have included additional information about the Index in the section titled “More Information about the Funds’ Benchmark Indexes.”

5.                                      Comment.                                      In the Fund’s Principal Investment Strategies disclosure (Item 4 of Form N-1A), please specify under what circumstances it may not be possible or practicable to purchase all of the securities composing the Index or to hold them in the same weightings as they are represented in the Index.

Response.                                         Although we believe the Fund’s current disclosure sufficiently addresses these circumstances, in response to your comment we have included within the Fund’s Principal Investment Strategies disclosure two examples of circumstances where it may not be possible or practicable for the Fund to fully replicate the Index.

6.                                      Comment.                                      Please confirm supplementarily that the Fund will adhere to the Staff’s position that derivatives must be valued at their market, as opposed to notional, value for purposes of the Fund’s 80% investment policy.

Response.                                         To the extent the Fund takes into account any investments in derivative instruments for purposes of its 80% investment policy, it will do so in a manner consistent with the requirements of Rule 35d-1 under the 1940 Act. Given the Fund’s current expected levels of investments in derivative instruments, the Fund does not believe it needs to make any changes to its current disclosure with respect to this issue at this time.

7.                                      Comment.                                      In the Fund’s Principal Risks disclosure (Item 4 of Form N-1A), please add a concentration risk disclosure, to the extent that the index concentrates or intends to concentrate in securities of issuers in a particular industry or group of industries.

Response.                                         None of the Fund, SIMC or the Sub-Adviser controls or has the ability to influence the Index Provider with respect to the composition of the Index. Accordingly, to the extent the Index is concentrated in a particular industry or group of industries, the Fund may be as well; however, the Fund will have no ability to control or predict when the Index is concentrated or not. Currently, the Index provides investment exposure to approximately 1,000 of the largest companies in the U.S. equity market and, accordingly, is a broad-based index that typically does not represent investment concentration in a particular sector or industry.  Accordingly, we have not added concentration risk to the Fund’s principal risk disclosure.

8.                                      Comment.                                      In the Fund’s Principal Risks disclosure (Item 4 of Form N-1A), to the extent the Fund will engage in representative sampling of the Index, please consider providing a manager risk disclosure.

Response.                                         Because the Sub-Adviser is generally expected to replicate the Index, we have removed “sampling risk” from the Fund’s principal risk disclosure in Item 4, but have retained such disclosure in the Item 9 disclosure and the SAI. We do not believe manager risk is a principal risk of the Fund and, accordingly, we have not added manager risk disclosure.

9.                                      Comment.                                      Form N-1A requires a statement that the SAI provides additional information about portfolio manager compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Response.                                         In response to your comment, and as part of SEI’s standard portfolio manager disclosure, we have updated the disclosure as follows: “The SAI provides additional information about the portfolio managers’ compensation, other accounts they manage and their ownership, if any, of Fund shares.”

10.                               Comment.                                      Currently, the Fund’s Principal Investment Strategies disclosure (Item 4 of Form N-1A) is not consistent with the Fund’s additional discussion of its principal investment strategies (Item 9(b) of Form N-1A). A fund’s disclosure prepared in response to Item 9(b) of Form N-1A should summarize the fund’s disclosure prepared in response to Item 4 in regard to how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally).  Please see IM Guidance Update No. 2014-08 (June 2014). In light of the foregoing, please consider making appropriate revisions.

Response.                                         In response to your comment, we have carefully reviewed the Fund’s disclosure and believe that the Item 4 disclosure in the Fund’s 485(b) filing is sufficiently clear and concise to inform shareholders of the Fund’s principal investment strategies and principal risks in summary fashion, while the Item 9 disclosure in the Fund’s 485(b) filing provides appropriate additional detail without being unnecessarily redundant.

11.                               Comment.                                      Please consider revising the sentence “[i]n fact, no matter how good of a job SIMC does, you could lose money on your investment in the Fund, just as you could with other investments” because it is unclear how SIMC could be doing a good job if the investor is losing money.

Response.                                         In response to your comment, we have modified that sentence to read “You could lose money on your investment in the Fund, just as you could with other investments.”

12.                               Comment.                                      In the More Information About Principal Risks disclosure (Item 9 of Form N-1A), please consider revising the Tracking Error risk disclosure if the Fund will engage in full replication of the Index.

Response.                                         In response to your comment, we have revised the Tracking Error risk disclosure to state: “Tracking Error — The Large Cap Index Fund and S&P 500 Index Fund attempt to track the performance of a benchmark index. The Large Cap Index Fund and S&P 500 Index Fund are subject to the risk that the performance of the Fund may deviate from the Russell 1000® Index (Russell 1000 Index) and Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index), respectively. Factors such as cash flows, Fund expenses, imperfect correlation between the Funds’ investments and those of their benchmarks, rounding of share prices, changes to the benchmark and regulatory policies may affect the Funds’ ability to achieve perfect correlation. The magnitude of any tracking error may be affected by a higher portfolio turnover rate. Because an index is a composite of the prices of the securities it represents, rather than an actual portfolio of those securities, an index will have no expenses. As a result, the Funds, which will have expenses such as brokerage, custody, management fees and other operational costs, may not achieve their investment objectives of accurately correlating to an index. To the extent that a Fund employs a sampling or optimization technique to construct the Fund’s portfolio, the Sub-Adviser may purchase only a representative portion of the securities in the Russell 1000 Index or S&P 500 Index, which may increase the performance of the Funds, and their respective Indexes may not match. Depending on the Sub-Adviser’s approach and the size of the Funds, the representative sample of securities in the Russell 1000 Index and S&P 500 Index that are actually held by the Funds may vary from time to time. In addition, the Funds are subject to the risk that their investment approach, which attempts to track the performance of the Russell 1000 Index or S&P 500 Index, before fees and expenses, may perform differently than other mutual funds that focus on particular equity market segments or invest in other asset classes.”

13.                               Comment.                                      Please confirm whether the Fund will invest in issuers located in foreign countries and whether doing so will be consistent with the Index.

Response.                                         The Index currently provides investment exposure to approximately 1,000 of the largest companies in the U.S. equity market.  Accordingly, and in response to your comment, we have removed the disclosures regarding investments in issuers located in foreign countries. We note that the Fund may invest in foreign securities to the extent necessary to carry out its investment strategy of investing substantially all of its assets in the component securities of the Index, but it is not currently expected that the Fund would invest more than 5% of its assets in foreign securities.

14.                               Comment.                                      Please consider whether the Fund’s current advisory and unaffiliated sub-advisory fee disclosure is consistent with the conditions set out in the Fund’s manager-of-managers exemptive relief.

Response.                                         SIMC operates as a “manager of managers” pursuant to an exemptive order, which was obtained by SIMC and the Trust on April 29, 1996. In response to your comment, we have revised the third sentence of the third paragraph in the section titled “Investment Adviser” to read: “Among other things, the exemptive order permits the non-disclosure of amounts payable by SIMC under a particular sub-advisory agreement, but instead requires SIMC to disclose the aggregate amount of sub-advisory fees paid by SIMC with respect to each Fund.”

15.                               Comment.                                      Please state whether the voluntary waiver of a portion of the Fund’s fees is a waiver of just fees or is also a reimbursement of fund expenses.

Response.                                         The Trust confirms supplementarily that, as currently anticipated, SIMC and/or its affiliates will voluntarily waive fees that they are otherwise entitled to receive, but will not reimburse other costs and expenses of the Fund.

16.                               Comment.                                      Please state the specified level at which Fund’s administrator and/or the Fund’s distributor will keep total direct operating expenses by voluntarily waiving a portion of its fees.

Response.                                         SIMC and its affiliates plan to voluntarily waive advisory, administrative and other fees and expenses during the Fund’s first year of operations, as necessary to keep the Fund’s total annual operating expenses equal to 0.25%, as a percentage of fund assets. These amounts have been finalized in the Fund’s final prospectus as filed.

17.                               Comment.                                      If the Fund will incur Acquired Fund Fees and Expenses (AFFE) in excess of 0.01%, this should be disclosed in the Annual Fund Operating Expenses table.

Response.                                         The Fund confirms supplementarily that it does not currently expect to acquire shares of other investment companies in an amount that would require a separate line item in the Fund’s Annual Fund Operating Expenses table. Should the Fund engage in such investments, the expenses would be included in the Fund’s Annual Fund Operating Expenses table to the extent required.

18.                               Comment.                                      With respect to the How to Purchase Fund Shares section, please consider replacing “certain financial institutions” with “financial institutions that are not authorized to accept redemption and exchange requests for Fund shares.”

Response.                                         In response to your comment, we have reviewed the disclosure and determined that the suggested clarification is not necessary at this time, but we will take your comment into consideration for potential future revisions.

19.                               Comment.                                      With respect to the How to Purchase Fund Shares section, please clarify that redeemable securities issued by open-end investment companies in which the Fund may invest have separate prospectuses that explain the circumstances under which those funds will use fair value pricing and will describe the effects of using fair value pricing.

Response.                                         We have made appropriate changes to the disclosure, based on your comment.

20.                               Comment.                                      Please add “regardless of the payment method you select” in the first sentence of the Receiving Your Money section.

Response.                                         In response to your comment, we have reviewed the disclosure and determined that the suggested clarification is not necessary.

21.                               With respect to the Methods Used to Meet Redemption Obligations section:

Comment.                                      Please consider disclosing if securities issued to meet redemptions-in-kind will be a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio or a representative securities basket from the Fund’s portfolio.

Response.                                         After careful consideration, we believe that the existing disclosure identifies for shareholders the possibility that they may receive a redemption-in-kind and the risks that they may face in holding and disposing of such securities. We do not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind slice may be selected. In addition, the Fund may, under particular facts and circumstances, determine that a pro rata slice of the Fund’s portfolio, or individual securities or representative securities, or some combination thereof would be in the best interests of the Fund and its shareholders. Therefore, we respectfully decline to add additional disclosure at this time.

Comment.                                      Please clarify which redemption methods the Fund expects to use to meet redemption requests only during normal conditions and which redemption methods will only be used only during stressed conditions.

Response.                                         In response to your comments, this section has been revised to differentiate the methods that the Fund typically expects to use to meet redemption requests from the methods that the Fund expects to use on a less regular basis, while clarifying that each method may be used in both normal and stressed market conditions.

22.                               Comment.                                      In the sub-section titled “Telephone Transactions,” please describe all persons that a shareholder can call to redeem its shares.

Response.                                         In response to your comment, we have reviewed the disclosure and determined that the suggested clarification is not necessary at this time, but we will take your comment into consideration for potential future revisions.

23.                               Comment.                                      Please consider whether a shareholder servicing fee should be disclosed as a separate fee line item of the fee table for the Fund in light of the disclosure later on in the Prospectus that the Fund has adopted a shareholder services plan and agreement.

Response.                                         Pursuant to Instruction 3(b) of Item 3 of Form N-1A, a fund is instructed to include in a line item of its fee table title “Distribution [and/or Service] (12b-1) Fees” all distribution or other expenses incurred under a plan adopted pursuant to rule 12b-1. The referenced shareholder services plan and agreement was not adopted pursuant to rule 12b-1 and therefore it is not included in the 12b-1 fee line item.

24.                               Comment.                                      Item 9(d) of Form N-1A requires disclosure regarding where an investor can find the Fund’s policies and procedures with respect to portfolio holdings.  Please consider updating the current disclosure to reflect that this information is available in the Statement of Additional Information (SAI) in addition to the Fund’s website.

Response.                                         In response to your comment, we have revised the disclosure to include that the policies and procedures are also available in the SAI.

25.                               Comment.                                      With respect to the Additional Information section, please revise the last clause to reflect that federal or state securities laws may not be waived whether or not explicitly conferred.

Response.                                         In response to your comment, we have removed the parenthetical regarding waiver from the relevant disclosure.

26.                               Comment.                                      While the Staff has not objected if a fund covers cash-settled interest rate and total return swaps by covering the fund’s daily net liability (if any), that is not, and has not been the Staff’s position with respect to credit default swaps, even if cash-settled and even if they are basket/index swaps. Funds should cover CDS/CDX (i.e., index swaps) (protection seller, cash-styled) by segregating liquid assets as if the instrument was physically settled, segregating the amount the Fund would owe in that case.  If the Fund is the protection buyer, it is the Staff’s position that the Fund must segregate liquid assets in an amount equal to any unpaid premiums plus early termination penalty.

Response.                                         The Fund does not currently expect to invest in interest rate swaps or total return swaps.

27.                               Comment.                                      Please consider replacing “may” with “will” in the Fund’s second fundamental policy, to avoid the Fund reserving freedom of action with regard to concentrating investments (or not) in a particular industry or group of industries to approximately the same extent that the Index does.

Response.                                         In response to your comment, we have revised the first exclusionary clause to the fundamental policy to state: “except as may be necessary to approximate the composition of its target index”. This is consistent with the approach commonly taken by index-tracking registered investment companies in the industry.

28.                               Comment.                                      With respect to the Fund’s non-fundamental investment policy regarding senior securities, please include supplemental disclosure regarding permitted investments in senior securities under the 1940 Act.

Response.                                         In response to your comment, we have added disclosure as follows: “Senior Securities. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.”

29.                               Comment.                                      Please confirm that all information required to be provided under Item 17 of Form N-1A, including the “Other Accounts” information for portfolio managers, will be provided in the Fund’s Rule 485(b) filing, preferably as of December 31, 2017.

Response.                                         The Trust confirms that all information provided in response to Item 17 of Form N-1A will be provided as of an appropriately recent month-end.

30.                               Comment.                                      Item 17(a) of Form N-1A requires a table describing information about each officer and director of the Fund.  Please update your disclosure to include this table.

Response.                                         Item 17(a) of Form N-1A requires that the information required by the table be included in the SAI, but it does not specifically require that the information be included in a table format.  The Trust’s current disclosure includes all of the required information for each officer and director in paragraph format, instead of table format.  Accordingly, the Trust does not believe it needs to make any changes to its current disclosure at this time.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien